Exhibit 3.1

FIRST AMENDMENT TO THE

AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF

FAT PROJECTS ACQUISITION CORP

ADOPTED BY SPECIAL RESOLUTION ON 13 JANUARY 2023

FAT PROJECTS ACQUISITION CORP, a company limited by shares organized under the Companies Act (as amended) of the Cayman Islands (the “Company”), does hereby certify as follows:

1.	The name of the Company is Fat Projects Acquisition Corp. The Company’s original Memorandum and Articles of Association were filed with the General Registry of the Cayman Islands on April 16, 2021, and the Company’s Amended and Restated Memorandum and Articles of Association were adopted by Special Resolution on October 7, 2021.

2.	This First Amendment to the Amended and Restated Memorandum and Articles of Association amends the Amended and Restated Memorandum and Articles of Association of the Company.

3.	This First Amendment to the Amended and Restated Memorandum and Articles of Association was duly adopted by Special Resolution being the affirmative vote of holders of two thirds of the ordinary shares of the Company present and entitled to vote at a General Meeting of the Company’s shareholders held on 13 January 2023 at which a quorum of the Company’s shareholders was present.

4.	The following additional definition be inserted in Article 1:

“Deadline Date” shall have the meaning ascribed to it in Article 162.

5.	The text of Section (a) of Article 162 is hereby amended and restated to read in its entirety as follows:

“162. (a) In the event that either the Company does not consummate a Business Combination within 12 months after the closing of the IPO (or 15 months if the Company has filed a proxy statement, registration statement or similar filing for an initial Business Combination within 12 months from the consummation of the IPO but has not completed the initial Business Combination within such 12-month period), the Company may seek the Ordinary Resolution of the Public Shareholders for any extension beyond 12 months (or 15 months if the Company has filed a proxy statement, registration statement or similar filing for an Initial Business Combination within 12 months from the consummation of the IPO but has not completed the Initial Business Combination within such 12-month period) at a meeting called for such purpose. Public Shareholders will be offered the opportunity to vote on and/or redeem their Shares in connection with the approval of such extension beyond such 12-month or 15-month period. Alternatively, or in the event that there is an unsuccessful effort to obtain Public Shareholder approval for the proposed extensions(s), the Company may, but is not obligated to, extend the period in which the Company must complete the Initial Business Combination up to six more times, each by an additional one month, for an aggregate of up to six additional months, provided that the Company or the Sponsor (or any of either of their affiliates or designees) will deposit, on or prior to (i) in case of the first such extension, the deadline for the Company to consummate a Business Combination prior to such extension, or the next business day if such deadline is not a business day, and (ii) for each subsequent extension, the last day of the immediately preceding extension for each such extension, or the next business day if such last day is not a business day (each a “Deadline Date”), into the Trust Fund $0.0575 per share for each Public Share outstanding as of the applicable Deadline Date for each extension (after giving effect to redemptions properly requested prior to such date with respect to the first such extension) in exchange for non-interest bearing, unsecured promissory notes payable upon consummation of an Initial Business Combination, which notes may be convertible at the option of the holder at any time after the consummation of the Company’s Initial Business Combination into warrants that are identical to the placement warrants (as defined in the registration statement) at a conversion price of $1.00 per warrant; and further provided in each case that the procedures relating to any such extension, as set forth in the agreement relating to the Trust Fund, shall have been complied with. The gross proceeds from the issuance of such promissory note(s) shall be held in the Trust Fund and used to fund the redemption of the Public Shares in accordance with Article 160. Public Shareholders will not be offered the opportunity to vote on and/or redeem their Shares in connection with such extension. If the Company is unable to complete the Initial Business Combination within such 12-month period (or 15-month or up to 21-month period if the Company chooses to extend such period, as described in more detail in the registration statement, or as extended by the Company’s Shareholders in accordance with these Articles), the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company to pay taxes, if any, (less up to US$100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue, which redemption will completely extinguish Public Shareholders’ rights as Shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Shareholders and the Directors, liquidate and dissolve, subject in the case of sub-articles (ii) and (iii) above, to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.”

IN WITNESS WHEREOF, Fat Projects Acquisition Corp has caused this First Amendment to the Amended and Restated Memorandum and Articles of Association of the Company to be duly executed in its name and on its behalf by an authorized officer as of this 13th day of January 2023.

FAT PROJECTS ACQUISITION CORP

By:	/s/ David Andrada
Name:	David Andrada
Title:	Co-Chief Executive Officer